Wefunder Listing Agreement

THIS LISTING AGREEMENT is made on May 2nd 2025 by and between **Hempitecture Inc, a DelawarePublic Benefit Corporation** (the "Company"), and Wefunder Portal, LLC, a Delaware limited liability company ("Wefunder Portal," "we" or "us"). The parties hereby agree as follows:

1. Agreement to Engage in Fundraising. The Company agrees to sell securities to eligible investors through the funding portal operated by Wefunder Portal ("Portal") through one or more special purpose vehicles (each, a "Reg CF SPV"). The Company agrees to sell Securities equal in value to funds raised from eligible investors that invest through the Portal ("Members") within **365 days** from the date of this Listing Agreement; provided however, that (i) the Company shall have no such obligation unless a minimum of **$500,000** is raised through the Portal (the "Minimum"), and (ii) the Company is under no obligation to sell Securities in excess of $5,000,000.

2. Accuracy and Sufficiency of Information. The Company represents and warrants to Wefunder Portal that all information provided by the Company to Wefunder Portal or any of its affiliates (together, "Wefunder") is accurate and complete in every material respect, and that the Company has not omitted any fact regarding the Company that is reasonably material. The Company also represents and warrants to Wefunder Portal that the information provided by the Company meets the requirements of Regulation Crowdfunding in every material respect, and the Company will not rely on Wefunder Portal to ensure that such requirements are met.

3. Costs. The Company agrees to give Wefunder Portal 5% of the total funds raised via the Portal (collectively, "Fees"). Additionally, the Company will pay Wefunder 0.5% of the successful offering amount, capped at $1,000, or, if additional tax services beyond those included in the initial fee are required, any fees pursuant to/agreed upon under the Wefunder Tax Service Agreement, paid annually beginning 12 months after the close of the offering.

4. Eligibility of Investors. Wefunder Portal agrees that it or one of its affiliates will determine the eligibility of Members to invest in the Company and the amount they are eligible to invest. Wefunder Portal will rely on self-certifications of Members for purposes of determining eligibility.

5. Investor Updates. The Company shall use reasonable efforts to provide investors with quarterly business updates from the Company through the Wefunder Platform. However, those investors will have no additional information or inspection rights other than as required by law.

6. Use of Wefunder.com and Compliance with the Closing Guide. The Company hereby acknowledges and agrees to the Wefunder Terms of Service (the "TOS") and Startup Agreement, as amended by Wefunder from time to time and made available at https://wefunder.com/terms. The Company understands and agrees that Wefunder, in its sole discretion and for any reason, reserves the right to close the Company's offering at any time. The Company also acknowledges that it has thoroughly reviewed, understands, and hereby agrees to adhere to the closing guidelines made available at https://help.wefunder.com/closing-guide.

7. Right to Information and to Participate in Next Financing. The Company is obligated to provide notice to Wefunder about any upcoming financing rounds or significant transaction like mergers and acquisitions. The Company also agrees that it will give a future SPV advised by Wefunder Advisors LLC, or an affiliate of Wefunder, the right to participate in its future financing rounds (except those conducted under Regulation CF) up to its "pro rata share" (the "SPV Rights"). For calculation of "Pro rata share," please review the agreed upon Startup Agreement (Section C) of Wefunder Terms of Services: https://wefunder.com/terms.

8. Reg CF SPV. The Company acknowledges and understands that, on behalf of the Company, Wefunder or one of its affiliates shall form one or more Reg CF SPVs through which the Company will make its Regulation Crowdfunding offering. The Company hereby appoints Wefunder Admin, LLC to act as manager of each Reg CF SPV subject to the terms and conditions of each Reg CF SPV's governing documents.

9. SPV Dissolution. The Issuer has agreed that it will pay an annual fee to Wefunder, Inc. for certain tax services related to the SPV. If the Issuer fails to pay the required annual fee, Wefunder reserves the right to dissolve the SPV. In the event of SPV dissolution, the securities held by the SPV would be distributed directly and proportionally to the individual investors. Upon an SPV Dissolution Event, the Company hereby acknowledges and agrees that, the SPV may assign its rights and obligations under this Agreement directly to its underlying investors without further consent from the Company. The Company agrees to recognize such investors as direct parties to this Agreement upon such assignment.

IN WITNESS WHEREOF, the parties have executed this Listing Agreement as of the first date written above.

Hempitecture Inc   Wefunder Portal, LLC

Tommy Gibbons   *Jonny Price*
Tommy Gibbons   Jonny Price
Chief Innovation Officer   Director of Fundraising, Wefunder
tommygibbons46@gmail.com   jonny@wefunder.com